MONTHLY REPORT - DECEMBER, 2004
                               Global Macro Trust
              The net asset value of a unit as of December 31, 2004
                was $  954.85, up  0.7% from   $ 947.82 per unit
                            as of November 30, 2004.

                                      Managing           Unit
                                       Owner            Holders         Total
Net Asset Value (410,083.695      $   3,955,763     384,729,244     388,685,007
   units) at November 30, 2004
Addition of 7,980.087 units on           20,000       7,543,674       7,563,674
   December 1, 2004
Redemption of 2,295.231 units on             (0)     (2,191,601)     (2,191,601)
   December 31, 2004
Net Income (Loss) - December, 2004       51,614       2,977,458       3,029,072
                                    -----------  --------------  --------------
Net Asset Value at December 31,   $   4,027,377     393,058,775     397,086,152
2004
                                    ===========  ==============  ==============
Net Asset Value per Unit at
   December 31, 2004
   (415,862.773 units inclusive
   of 94.222 additional units.)                  $       954.85


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ 59,031,616       6,905,419

   Change in unrealized gain (loss) on open         (54,339,763)     (1,362,104)
      contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                            68,920        (424,159)


   Interest income                                      624,032       4,131,331

   Foreign exchange gain (loss) on margin                 2,251         529,578
      deposits

Total: Income                                         5,387,056       9,780,065

Expenses:
   Brokerage commissions                              2,252,784      22,046,060

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               105,200       1,615,276


Total: Expenses                                       2,357,984      23,661,336

Net Income (Loss) - December, 2004                  $ 3,029,072     (13,881,271)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.



     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554


Dear Investor:

Global Macro Trust ("GMT") was up 0.74% for December. Year-to-date the Fund is down 5.33%.

In December, profits from stock index futures and currencies, plus a small profit from interest rate futures, narrowly outweighed a loss from energy and small losses from metals and agricultural commodities.

Global stock markets rallied in December, and long stock index futures positions were profitable in the U.S., South Africa, Australia, Germany, France, Spain, Great Britain, Japan and Hong Kong.

The dollar's decline continued in December, and long positions versus the dollar were profitable in the euro and currencies of Australia, Brazil, the Czech Republic, Korea, Norway, New Zealand, Poland, Sweden and South Africa. Long positions in the Canadian dollar, Swiss franc and British pound were flat, and long positions in the yen and Singapore dollar were unprofitable. Non-dollar cross rate trading in 11 currency pairs resulted in a small loss. A long position in the Norwegian krone versus the euro was unprofitable and a long position in the euro versus the yen and a long position in the Polish zloty versus the euro generated small profits.

In the interest rate sector of the portfolio, longer term rates fell in Europe and Japan and rose in the U.S. Profits on long positions in German, Japanese and Canadian notes and bonds outweighed losses on long positions in U.S. Treasury 5 and 10-year notes. A long position in short-term European interest rate futures generated a small loss.

Commodity trading was unprofitable in December, due primarily to further retracement in energy prices. Losses on long positions in crude oil, heating oil, unleaded gasoline, kerosene and London gas oil outweighed profits on a short position in natural gas. Metals were also unprofitable with losses on long positions in gold, silver, tin and copper outweighing gains on long positions in lead and aluminum. Long positions in zinc, nickel and platinum were flat. In the agriculturals, very small losses were incurred on short positions in seven grain markets, and tropical commodities and meats were flat.

The January 3 Barron's included an interview with Jeremy Grantham of the distinguished money managers Grantham, Mayo, Van Otterloo. He had little enthusiasm for U.S. stocks, saw some value in emerging country and international stocks and said: "I would recommend commodities, but I wouldn't own necessarily more than 10% in a portfolio. I recommend them not because I am sure they are going up but primarily because they are different. They are different in one critical sense. Pretty well everything in your portfolio is vulnerable to inflation. If inflation unexpectedly picks up, stocks and bonds both get killed. But it tends to work in the opposite direction for commodities." This quotation states one of the key rationales for including managed futures in a portfolio, although it presumably references unleveraged buy and hold commodity investments such as the Dow Jones-AIG Commodity Index which declined 5.09% in December. The Fund was able to offset losses on long commodity positions with stock index, currency and interest rate profits. In addition, if commodity price declines are sustained, such as natural gas in December, the Fund will take short positions. December illustrates that in periods of declining commodity prices, a diversified managed futures portfolio has the potential to outperform buy and hold commodity investments.


                              Very truly yours,


                               Millburn Ridgefield Corporation
                                Harvey Beker, co-Chairman
                                George E. Crapple, co-Chairman